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JOINT NEWS RELEASE

PRIMERO AND BRIGUS ANNOUNCE SHAREHOLDERS VOTE IN FAVOUR OF ACQUISITION OF BRIGUS

Toronto, Ontario, February 27, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P; NYSE:PPP) and Brigus Gold Corp (“Brigus”) (TSX:BRD; NYSE:BRD) are pleased to announce the positive results of their respective shareholder votes to approve the previously announced plan of arrangement (“Arrangement”), whereby Primero will acquire all of the outstanding common shares of Brigus. The acquisition is expected to close on March 5, 2014. Brigus’ principal assets are the wholly owned Black Fox mine and mill, and adjoining properties, Grey Fox and Pike River in the Timmins Gold District of Ontario, Canada.

99.90% of the shares represented at Primero's special shareholders' meeting held earlier today were voted in favour of a special resolution authorizing the issuance of Primero common shares pursuant to the Arrangement.

99.08% of the shares represented at Brigus' special shareholders' meeting held earlier today voted in favour of the Arrangement. Brigus shareholders will receive 0.175 of a Primero common share, cash consideration of $0.000001, and 0.1 of a common share in the capital of a newly incorporated company, Fortune Bay Corp., which will own Brigus’ non-Ontario assets, for each Brigus share owned.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas goldsilver mine and 100% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

About Brigus

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. Brigus operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Brigus also owns the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects. In Mexico, Brigus owns the Ixhuatan Project located in the state of Chiapas.

Additional information about Brigus and its projects is available on the Brigus website at www.brigusgold.com and on SEDAR.

For further information, please contact:

Morgan Tyghe
Director of Investor Relations
Tel: (416) 214 9867
mtyghe@brigusgold.com